SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Claude Resources Inc.

(Translation of registrant’s name into English)

200, 219 Robin Crescent, Saskatoon, SK, S7L 6M8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 13, 2015

Claude Resources Inc.

(Registrant)

By:	/s/ Rick Johnson
Rick Johnson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Q2 FINANCIAL STATEMENTS FOR THE PERIOD ENDING JUNE 30, 2015
99.2	Q2 MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE PERIOD ENDING JUNE 30, 2015